January 14, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Kevin Dougherty

Re:	Blackbaud, Inc.
Annual Report on Form 10-K
Filed February 29, 2008
File No. 000-50600

Current Report on Form 8-K/A
Filed November 25, 2008

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 23, 2008, as well as those left by Kevin Dougherty of the Staff on the undersigned’s voicemail on December 10, 2008. The comments are repeated below in italics for ease of reference.

U.S. Securities and Exchange Commission

January 14, 2009

[FROM THE SEC LETTER OF DECEMBER 23, 2008]

Form 8-K/A filed on November 25, 2008

Item 9.01. Financial Statements and Exhibits

(a) Financial	statements of the businesses acquired

1.	Your response to comment 7 from our letter dated October 28, 2008 stated that you filed a Form 8-K/A on November 25, 2008 to provide the pages from the Kintera annual report on Form 10-K that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008. We note that our comment specifically referenced the historical financials of Kintera for the fiscal years ended December 31, 2007 and 2006; however, our last sentence concludes by asking you to provide the pages that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008. In the Form 8-K, under Item 9.01(a) you incorporated by reference both the two most recent fiscal year end historical financials, from Kintera’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2007, and also the most recent interim period financials, from Kintera’s quarterly report on Form 10-Q for the Fiscal Period Ended March 31, 2008. However, in the Form 8-K/A filed on November 25, 2008 only the pages of the fiscal year end financials incorporated from Kintera’s Form 10-K are attached. Please provide all of the pages that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008 pursuant to Rule 12b-23(a)(3) of the Exchange Act.

On or about the date hereof, Blackbaud filed a Form 8-K/A further amending its Form 8-K/A filed on September 19, 2008 to provide the pages from the Kintera Quarterly Report on Form 10-Q that Blackbaud incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008 pursuant to Rule 12b-23(a)(3) of the Exchange Act.

[FROM MR. DOUGHERTY’S VOICEMAIL OF DECEMBER 10, 2008]

1.	First, the Tandy reps provided on the last page of the response letter were not attested to by the company themselves. The signature was your signature. Those Tandy reps are going to need to be resubmitted under the company’s signature, so we know they have attested to those three certifications.

Attached to this letter is a copy of the Tandy reps under Blackbaud’s signature.

2.	And then also in regard to the 31.1 and 31.2 certifications, our initial comments from the 10/28 letter was just in regards to paragraphs 2 and 3 in replacing the word “report”

U.S. Securities and Exchange Commission

January 14, 2009

with “annual report”. We wanted to just issue an oral comment to you letting you know that we looked at the certification provided in the 9/30 10-Q, and saw they replaced the word “annual report” as provided in the disclosure guidelines, but we saw that in paragraph 3, they subbed in “quarterly report” where it should just be “report”. So we just wanted to let you know that for future references so that when you file future reports, to use the exact language provided in the certifications of Item 601(b)31(i) of our Regulation S-K.

Please be advised that in future filings Blackbaud will provide certifications in the exact form set forth in Item 601(b)(31)(i) of Regulation S-K.

*   *   *   *   *   *   *   *

Blackbaud respectfully submits that the foregoing is appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon
Timothy V. Williams
Jon Olson, Esq.

January 14, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Kevin Dougherty

Re:	Blackbaud, Inc.
Annual Report on Form 10-K
Filed February 29, 2008
File No. 000-50600

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008

Current Report on Form 8-K/A
Filed September 19, 2008

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letters of October 28, 2008, and December 23, 2008, Blackbaud hereby acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLACKBAUD, INC.

By:	/s/ Marc Chardon
Marc Chardon President and CEO